UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   August 29, 2002

ANNTAYLOR STORES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-10738	13-3499319
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)

(212) 541-3300
(Registrant's Telephone Number, Including Area Code)

ANNTAYLOR, INC.
(Exact name of registrant as specified in its charter)

Delaware	1-11980	51-0297083
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

142 West 57th Street
New York, New York 10019
(Address, including Zip Code, of Registrant's Principal Executive Offices)

(212) 541-3300
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Names or Former Addresses, if Changed
Since Last Report)

This combined Form 8-K is separately filed by each of AnnTaylor Stores Corporation and AnnTaylor, Inc. The information contained herein relating to each individual registrant is filed by such registrant on its own behalf.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS.

      (c)   Exhibits.

      10.1   Amendment No. 2 to the Credit Agreement, dated as of August 29, 2002, by and among AnnTaylor, Inc., the Guarantors and Bank of America, N.A., as Administrative Agent for each of the Lenders pursuant to the Credit Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

ANNTAYLOR STORES CORPORATION

By: /s/ Barbara K. Eisenberg_____

Barbara K. Eisenberg

Date: September 3, 2002   Senior Vice President,

General Counsel and Secretary

ANNTAYLOR, INC.

By: /s/ Barbara K. Eisenberg_____

Barbara K. Eisenberg

Date: September 3, 2002   Senior Vice President,

General Counsel and Secretary

EXHIBIT INDEX

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